Exhibit 2.2

LIMITED PARTNERSHIP ASSET PURCHASE AND SALE AGREEMENT

Appalachia Region

between

Linn Energy Holdings, LLC

Marathon 85-II Limited Partnership and

Marathon 85-III Limited Partnership
as “LP Sellers”

And

XTO Energy Inc.

as “Buyer”

Dated as of April 13, 2008

Exhibits

A             Leases

B             Excluded LP Assets

C             Allocation of Purchase Price

D             Form of Assignment

Schedules

2.5          Purchase Price Tax Allocations

4              LP Sellers Disclosure Schedule

12.10      LP Sellers Bonds

LIMITED PARTNERSHIP ASSET PURCHASE AND SALE AGREEMENT

THIS LIMITED PARTNERSHIP ASSET PURCHASE AND SALE AGREEMENT dated April 13, 2008, is made by and between Linn Energy Holdings, LLC, a Delaware limited liability company (“LEH”), Marathon 85-II Limited Partnership, a West Virginia limited partnership, and Marathon 85-III Limited Partnership, a West Virginia limited partnership (collectively “LP Sellers”), and XTO Energy Inc., a Delaware corporation (“Buyer”).

RECITALS:

A.            LP Sellers desire to sell and assign to Buyer, and Buyer desires to accept from LP Sellers, certain oil and gas properties and related assets located in the Appalachia Region.

B.            LP Sellers and Buyer deem it in their mutual best interests to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing Recitals and the mutual covenants and agreements contained herein, LP Sellers and Buyer do hereby agree as follows:

AGREEMENT:

ARTICLE I
LP Properties

Section 1.1.           Assets Included.  Subject to Section 1.2, LP Sellers agree to sell and Buyer agrees to accept, for the consideration hereinafter set forth, and subject to the terms and provisions herein contained, all of LP Sellers’ rights, titles and interests in and to the following:

(a)           All right, title and interest of LP Sellers in and to the Leases described on Exhibit A attached hereto and made a part hereof for all purposes (and any ratifications and/or amendments to such Leases, whether or not such ratifications or amendments are described on such Exhibit A);

(b)           Without limitation of the foregoing but subject to Section 1.2, all other right, title and interest (of whatever kind or character, whether legal or equitable, and whether vested or contingent) of LP Sellers in and to the oil, gas, and other minerals in and under or that may be produced from the lands described in Exhibit A or described in any of the Leases described on such Exhibit A (including interests in Leases, overriding royalties, production payments and net profits interests in such lands or such Leases, and fee mineral interests, fee royalty interests, and other interests in so far as they cover such lands), even though LP Sellers’ interest therein may be incorrectly described in, or omitted from, such Exhibit A;

(c)           All rights, titles and interests of LP Sellers in and to, or otherwise derived from, all presently existing and valid oil, gas, or mineral unitization, pooling, or communitization agreements, declarations, and/or orders and in and to the properties covered and the units created thereby (including all units formed under orders, rules, regulations, or other official acts of any federal, state, or other authority having jurisdiction, voluntary unitization agreements, designations and/or declarations) relating to the properties described in paragraphs (a) and (b) above;

(d)           All rights, titles, and interests of LP Sellers in and to the Material Contracts and all presently existing and valid production sales (and sales related) contracts, operating agreements, and other agreements and contracts which relate to any of the properties described in paragraphs (a), (b) and (c) above, or which relate to the exploration, development, operation, or maintenance thereof or the treatment, storage, transportation or marketing of production therefrom (or allocated thereto);

(e)           All rights, titles, and interests of LP Sellers in and to all materials, supplies, machinery, equipment, improvements and other personal property and fixtures (including all wells, wellhead equipment, pumping units, flowlines, tanks, buildings, injection facilities, saltwater disposal facilities, compression facilities, gathering systems, and other equipment), and all easements, rights-of-way, surface leases and other surface rights, all Permits and licenses, and all other appurtenances being used or held for use in connection with, or otherwise related to, the exploration, development, operation or maintenance of any of the properties described in paragraphs (a), (b) and (c) above, or the treatment, storage, transportation, or marketing of production therefrom (or allocated thereto); and

(f)            Subject to any third party rights, all of LP Sellers’ rights, titles and interests in and to lease files, title opinions, production records, well files, accounting records (but not including general financial and accounting records attributable to LP Sellers or LP Sellers’ business), seismic records and surveys, gravity maps, electric logs, geological or geophysical data and records, and other files, documents and records of every kind and description which relate to the properties described above (the “Records”); provided, however that LP Sellers may retain copies of any or all of the Records.

As used herein:  (i) “LP Oil and Gas Properties” means the properties and interests described in paragraphs (a), (b) and (c) above, save and except for any such properties or assets that are LP Excluded Assets; and (ii) “LP Properties” means the LP Oil and Gas Properties plus the properties and interests described in paragraphs (d), (e), and (f) above, save and except for any such properties or assets that are LP Excluded Assets.

Section 1.2.           Assets Excluded.  Notwithstanding anything herein contained to the contrary, the LP Properties do not include, and there is hereby excepted and reserved unto LP Sellers all other assets, properties, and business of LP Sellers, including the following:

(a)           Any accounts receivable or accounts payable accruing before the Effective Date;

(b)           All of LP Sellers’ right, title, and interest in any oil, gas, or mineral Leases, overriding royalties, production payments, net profits interests, fee mineral interests, fee royalty interests and other interests in oil, gas, and other minerals not expressly included in the definition of LP Oil and Gas Properties and all oil, gas or other hydrocarbon production from or attributable to the LP Properties with respect to all periods prior to the Effective Date, all proceeds attributable thereto, and all Hydrocarbons that, at the Effective Date, are owned by LP Sellers and are in storage or within processing plants;

(c)           Any rebate or refund of costs, Taxes, or expenses borne by LP Sellers or LP Sellers’ predecessors in title attributable to periods prior to the Effective Date;

(d)           Any and all proceeds from the settlements of contract disputes with purchasers of Hydrocarbons from the LP Properties, including settlement of take-or-pay disputes, insofar as said proceeds are attributable to periods of time prior to the Effective Date;

(e)           Any and all proceeds from settlements with regard to reclassification of oil or gas produced from the LP Properties, insofar as said proceeds are attributable to periods of time prior to the Effective Date;

(f)            All contracts of insurance or indemnity;

(g)           All claims (including insurance claims) and causes of action of LP Sellers against one or more third parties arising from acts, omission, or events occurring prior to the Effective Date and all claims under any joint interest audit attributable to any period prior to the Effective Date;

(h)           All limited partnership, financial, tax, and legal (other than title) books and records of LP Sellers;

(i)            Any geological, geophysical or seismic data, materials, or information, including maps, interpretations, records, or other technical information related to or based upon any such data, materials or information, and any other asset, data, materials, or information, the transfer of which is restricted or prohibited under the terms of any third party license, confidentiality agreement, or other agreement or the transfer of which would require the payment of a fee or other consideration to any third party; provided, however, that if any such data, materials, or information is transferable upon payment of a fee or other consideration, and if Buyer has paid such fee or other consideration prior to the LP Closing Date, then such data, materials, or information shall be transferred to Buyer;

(j)            All share drive and accounting servers related to the LP Properties regardless of where such servers are located;

(k)           All of LP Sellers’ accounting or other administrative systems, computer software, patents, trade secrets, copyrights, names, trademarks, logos, and other intellectual property;

(l)            All documents and instruments of LP Sellers that may be protected by an attorney-client privilege (exclusive of title opinions in respect of the LP Oil and Gas Properties and all documents and instruments related to any matters in LP Sellers Disclosure Schedule);

(m)          All of the other properties, interests and assets described on Exhibit B, together with any rights, liabilities, or obligations associated with such assets;

(n)           The Existing Hedges and all hedging transactions and any gains or losses attributable to any hedging activities, whether occurring before or after the Effective Date;

(o)           Any other right or interest in and to the LP Properties to the extent attributable to the period prior to the Effective Date;

(p)           All bonds, letters of credit and guarantees if any, posted by LP Sellers or any Affiliate with any Governmental Authority or third person and relating to the LP Properties;

(q)           All (i) correspondence or other documents or instruments of LP Sellers relating to the transactions contemplated hereby, (ii) lists of other prospective purchasers of LP Sellers or the LP Properties compiled by LP Sellers, (iii) bids submitted to LP Sellers by other prospective purchasers of LP Sellers or the LP Properties, (iv) analyses by LP Sellers or any Affiliates thereof submitted by other prospective purchasers of LP Sellers or the LP Properties, and (v) correspondence between or among LP Sellers or their Affiliates or their respective representatives with respect to, or with, any other prospective purchasers of LP Sellers or the LP Properties; and

(r)            All assets associated with LP Sellers’ Affiliate, Mid Atlantic Well Service, Inc., and its operations.

The properties and interests specified in the foregoing paragraphs (a) through (r) of this Section 1.2 are herein collectively called the “LP Excluded Assets”.  It is understood that certain of the LP Excluded Assets may not be embraced by the term “LP Properties”.  The fact that certain assets have been expressly excluded is not intended to suggest that had they not been excluded they would have constituted LP Properties and may not be used to interpret the meaning of any word or phrase used in describing the LP Properties.

ARTICLE II
Purchase Price

Section 2.1.           Purchase Price.  In consideration of the sale of the LP Properties by LP Sellers to Buyer, Buyer shall pay to LP Sellers cash in the amount of THREE HUNDRED THOUSAND AND NO/100 DOLLARS ($300,000.00) (the “Purchase Price”). The Purchase Price, as adjusted pursuant to this Article II and the other applicable provisions hereof, is herein called the “Adjusted Purchase Price”.

Section 2.2.           Accounting Adjustments.

(a)           Subject to Section 2.2(b), and in addition to other adjustments to the Purchase Price provided for in this Agreement, appropriate adjustments shall be made between Buyer and LP Sellers so that:

(i)            all expenses (including all drilling costs, all capital expenditures, and all overhead administrative charges under applicable operating agreements, and all other operating costs actually charged by third parties) for work done in the operation of the LP Properties on or after the Effective Date will be borne by Buyer, and all proceeds (net of applicable gathering, transportation charges as well as production, severance, and similar Taxes) from the sale of oil, gas or other minerals produced from the LP Oil and Gas LP Properties on or after the Effective Date will be received by Buyer, and

(ii)           all expenses for work done in the operation of the LP Properties before the Effective Date will be borne by LP Sellers and all proceeds (net of applicable production, severance, and similar Taxes) from the sale of oil, gas, or other minerals produced therefrom before the Effective Date will be received by LP Sellers.

(b)           It is agreed that, in making the adjustments contemplated by Section 2.2(a):

(i)            Oil which was produced from the LP Oil and Gas Properties and which was, on the Effective Date, stored in tanks, but without taking into account tank bottom sediment and water,  located on the LP Oil and Gas Properties (or located elsewhere but used to store oil produced from the LP Oil and Gas Properties prior to delivery to oil purchasers) and above pipeline connections shall be deemed to have been produced before the Effective Date (it is recognized that such tanks were not gauged on the Effective Date for the purposes of this Agreement and that determination of the volume of such oil in storage will be based on the best available data, which may include estimates),

(ii)           ad valorem Taxes assessed with respect to a period which begins before and ends on or after the Effective Date shall be prorated based on the number of days in such period which fall on each side of the Effective Date (with the day on which the Effective Date falls being counted in the period after the Effective Date), and

(iii)          no consideration shall be given to the local, state, or federal income tax liabilities of any party.

Section 2.3.           LP Closing and Post-LP Closing Accounting Settlements.

(a)           No later than three (3) business days prior to the LP Closing Date, the parties shall determine, based upon the best information reasonably available to them, the amount of the adjustments provided for in Section 2.2.  If the amount of adjustments so determined which would result in a credit to Buyer exceed the amount of adjustments so determined which would result in a credit to LP Sellers, Buyer shall receive a credit, for the amount of such excess, against the Purchase Price to be paid at LP Closing, and, if the converse is true, Buyer shall pay to LP Sellers, at LP Closing (in addition to amounts otherwise then owed), the amount of such excess.

(b)           On or before 120 days after LP Closing, Buyer and LP Sellers shall review any additional information which may then be available pertaining to the adjustments provided for in Section 2.2, shall determine if any additional adjustments (whether the same be made to account for expenses or revenues not considered in making the adjustments made at LP Closing, or to correct errors made in such adjustments) should be made beyond those made at LP Closing, and shall make any such adjustments by appropriate payments from LP Sellers to Buyer or from Buyer to LP Sellers.  Following such additional adjustments, no further adjustments to the Purchase Price shall be made under this Section 2.3.

(c)           If a dispute arises under Section 2.3(b) with respect to any additional adjustments (an “Accounting Dispute”) that the parties have been unable to resolve prior to the end of the 120 day period in Section 2.3(b) above, then, at the written request of either LP Sellers or Buyer

(the “Request Date”), each of LP Sellers and Buyer shall nominate and commit one of their senior officers to meet at a mutually agreed time and place not later than ten days after the Request Date to attempt to resolve same.  If such senior officers have been unable to resolve such Accounting Dispute within a period of 30 days after the Request Date, any party shall have the right, by written notice to the other specifying in reasonable detail the basis for the Accounting Dispute, to resolve the Accounting Dispute by submission thereof to a independent public accounting firm mutually agreeable to the Parties, which firm shall serve as sole arbitrator (the “Accounting Referee”).  The scope of the Accounting Referee’s engagement shall be limited to the resolution of the items described in the notice of the Accounting Dispute given in accordance with the foregoing and the corresponding calculation of the adjustments pursuant to Section 2.2.  The Accounting Referee shall be instructed by the parties to resolve the Accounting Dispute as soon as reasonably practicable in light of the circumstances but in no event in excess of 15 days following the submission of the Accounting Dispute to the Accounting Referee.  The decision and award of the Accounting Referee shall be binding upon the parties as an award under the Federal Arbitration Act and final and nonappealable to the maximum extent permitted by law, and judgment thereon may be entered in a court of competent jurisdiction and enforced by any party as a final judgment of such court.  The fees and expenses of the Accounting Referee shall be borne equally by LP Sellers and Buyer.

Section 2.4.           Payment of Adjusted Purchase Price.  The Adjusted Purchase Price shall be paid to LP Sellers as follows:

(a)           At the LP Closing, Buyer shall pay to LP Sellers cash equal to the Adjusted Purchase Price;

(b)           All cash payments by Buyer pursuant to this Section 2.4 shall be made in immediately available funds by confirmed wire transfer to a bank account or accounts designated by LP Sellers, as applicable.

Section 2.5.           Allocation of Purchase Price.  (a) On or before the fifth business day following execution and delivery of this Agreement by LP Sellers and Buyer, Buyer, using its reasonable business judgment, shall allocate the Purchase Price among the LP Oil and Gas Properties on Exhibit C and shall furnish the completed Exhibit C to LP Sellers, whereupon both parties shall attach the completed Exhibit C to this Agreement with the same effect as if the completed Exhibit C was attached to and made part of this Agreement at signing.  (b) On or before the LP Closing Date, the Buyer and LP Sellers shall agree in writing as to the allocation of the Adjusted Purchase Price among the LP Properties under the methodology required by Section 1060 of the Code.  Such agreed allocation shall be set forth on Schedule 2.5 attached hereto.  The Buyer and LP Sellers shall report the transactions contemplated hereby on all Tax Returns, including, but not limited to Form 8594, in a manner consistent with such allocation.  If, contrary to the intent of the parties hereto as expressed in this Section 2.5, any taxing authority makes or proposes an allocation different from the allocation determined under this Section 2.5, Buyer and LP Sellers shall cooperate with each other in good faith to contest such taxing authority’s allocation (or proposed allocation), provided, however, that, after consultation with the party adversely affected by such allocation (or proposed allocation), the other party hereto may file such protective claims or Tax Returns as may be reasonably required to protect its interests.

ARTICLE III
The LP Closing

The closing of the transactions contemplated hereby (the “LP Closing”) shall take place (i) at the offices of LP Sellers at 600 Travis Street, Suite 5100, Houston, Texas 77002, at 10:00 a.m. (local Houston, Texas time) on July 1, 2008, or (ii) at such other time or place or on such other date as the parties hereto shall agree.  The date on which the LP Closing is required to take place is herein referred to as the “LP Closing Date”.  All LP Closing transactions shall be deemed to have occurred simultaneously.

ARTICLE IV
Disclaimer of Representations and Warranties by LP Sellers

Section 4.1.           No Conveyances.  Except as set out in Section 4.1 of LP Sellers’ Disclosure Schedule, LP Sellers have not voluntarily sold or conveyed any of the LP Properties or any interest therein to any person or entity other than to the other partners in the LP Sellers prior to the date of this Agreement.

Section 4.2.           Disclaimer of Representations and Warranties.  LP Sellers hereby expressly disclaim any and all representations or warranties with respect to the LP Properties or the transactions contemplated hereby.  Buyer agrees that the LP Properties are being sold by each LP Seller “where is” and “as is”, with all faults.  Specifically as a part of (but not in limitation of) the foregoing, Buyer acknowledges that LP Sellers have not made, and LP Sellers hereby expressly disclaim, any representation or warranty (express, implied, under common law, by statute or otherwise) as to the title or condition of the LP Properties (INCLUDING ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS).  LP SELLERS MAKE NO REPRESENTATION OR WARRANTY AS TO (I) THE AMOUNT, VALUE, QUALITY, QUANTITY, VOLUME, OR DELIVERABILITY OF ANY OIL, GAS, OR OTHER MINERALS OR RESERVES (IF ANY) IN, UNDER, OR ATTRIBUTABLE TO THE LP PROPERTIES, (II) THE PHYSICAL, OPERATING, REGULATORY COMPLIANCE, SAFETY, OR ENVIRONMENTAL CONDITION OF THE PROPERTIES, BOTH SURFACE AND SUBSURFACE, INCLUDING MATTERS RELATED TO THE PRESENCE, RELEASE OR DISPOSAL OF HAZARDOUS MATERIALS, SOLID WASTES, ASBESTOS OR NATURALLY OCCURRING RADIOACTIVE MATERIALS (“NORM”), OR (III) THE GEOLOGICAL OR ENGINEERING CONDITION OF THE LP PROPERTIES OR ANY VALUE THEREOF.  LP SELLERS MAKE NO WARRANTY OR REPRESENTATION, EXPRESS, STATUTORY, OR IMPLIED, AS TO (A) THE ACCURACY, COMPLETENESS, OR MATERIALITY OF ANY DATA, INFORMATION, OR RECORDS FURNISHED TO BUYER IN CONNECTION WITH THE LP PROPERTIES OR OTHERWISE CONSTITUTING A PORTION OF THE LP PROPERTIES; (B) THE PRESENCE, QUALITY, AND QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE LP PROPERTIES; (C) THE ABILITY OF THE LP PROPERTIES TO PRODUCE HYDROCARBONS, INCLUDING PRODUCTION

RATES, DECLINE RATES, AND RECOMPLETION OPPORTUNITIES; (D) IMBALANCE OR PAYOUT ACCOUNT INFORMATION, ALLOWABLES, OR OTHER REGULATORY MATTERS, (E) THE PRESENT OR FUTURE VALUE OF THE ANTICIPATED INCOME, COSTS, OR PROFITS, IF ANY, TO BE DERIVED FROM THE LP PROPERTIES, (F) THE ENVIRONMENTAL CONDITION OF THE LP PROPERTIES, (G) ANY PROJECTIONS AS TO EVENTS THAT COULD OR COULD NOT OCCUR, (H) ANY OTHER MATTERS CONTAINED IN OR OMITTED FROM ANY INFORMATION OR MATERIAL FURNISHED TO BUYER BY LP SELLERS OR OTHERWISE CONSTITUTING A PORTION OF THE LP PROPERTIES, OR (I) ANY PORTION OF THE LP PROPERTIES.  ANY DATA, INFORMATION, OR OTHER RECORDS FURNISHED BY LP SELLERS ARE PROVIDED TO BUYER AS A CONVENIENCE AND BUYER’S RELIANCE ON OR USE OF THE SAME IS AT BUYER’S SOLE RISK.

Section 4.3.           LP Sellers’ Disclosure Schedule.  The matters set forth on the LP Sellers Disclosure Schedule are not necessarily matters that LP Sellers are required to disclose or matter that would constitute a breach of any representation or warranty had such matters not been disclosed.

ARTICLE V
Representations and Warranties of Buyer

Section 5.1.           Organization and Existence.  Buyer is a corporation, duly organized, legally existing and in good standing under the laws of the State of Delaware, and is qualified to do business and in good standing in each of the states in which LP Oil and Gas Properties are located where the laws of such state would require a corporation owning the LP Oil and Gas Properties located in such state to so qualify.  Buyer is also qualified to own and operate oil and gas properties with all applicable governmental agencies having jurisdiction over the LP Properties, to the extent such qualification is necessary or appropriate or will be necessary or appropriate upon consummation of the transactions contemplated hereby.

Section 5.2.           Power and Authority.  Buyer has full corporate power and authority to execute, deliver, and perform this Agreement and each other agreement, instrument, or document executed or to be executed by Buyer in connection with the transactions contemplated hereby to which it is a party and to consummate the transactions contemplated hereby and thereby.  The execution, delivery, and performance by Buyer of this Agreement and each other agreement, instrument, or document executed or to be executed by Buyer in connection with the transactions contemplated hereby to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action of Buyer.

Section 5.3.           Valid and Binding Agreement.  This Agreement has been duly executed and delivered by Buyer and constitutes, and each other agreement, instrument, or document executed or to be executed by Buyer in connection with the transactions contemplated hereby to which it is a party has been, or when executed will be, duly executed and delivered by Buyer and constitutes, or when executed and delivered will constitute, a valid and legally binding obligation of Buyer, enforceable against it in accordance with their respective terms, except that such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws affecting creditors’ rights generally, and (b) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances.

Section 5.4.           Non-Contravention.  Neither the execution, delivery, and performance by Buyer of this Agreement and each other agreement, instrument, or document executed or to Buyer’s Knowledge to be executed by Buyer in connection with the transactions contemplated hereby to which it is a party and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or result in a violation of Buyer’s Governing Documents, (ii) conflict with or result in a violation of any provision of, or constitute (with or without the giving of notice or the passage of time or both) a default under, or give rise (with or without the giving of notice or the passage of time or both) to any right of termination, cancellation, or acceleration under, any bond, debenture, note, mortgage, indenture, or any material lease, contract, agreement, or other instrument or obligation to which Buyer is a party or by which Buyer or any of its properties may be bound, (iii) result in the creation or imposition of any lien or other encumbrance upon the properties of Buyer, or (iv) violate any Applicable Law binding upon Buyer, except, in the instance of clauses (ii) and (iii) above, for which any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.5.           Approvals.  Other than requirements (if any) that there be obtained consents to assignment (or waivers of preferential rights to purchase) from third parties, no consent, approval, order, or authorization of, or declaration, filing, or registration with, any court or governmental agency or of any third party is required to be obtained or made by Buyer in connection with the execution, delivery, or performance by Buyer of this Agreement and each other agreement, instrument, or document executed or to be executed by Buyer in connection with the transactions contemplated hereby to which it is a party or the consummation by it of the transactions contemplated hereby and thereby, except, for such consents, approvals, orders, authorizations, declarations, filings, or registrations which, if not obtained or made (as applicable), would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.6.           Pending Litigation.  There are no Proceedings pending or, to Buyer’s Knowledge, threatened against or affecting the execution and delivery of this Agreement by Buyer or the consummation of the transactions contemplated hereby by Buyer.

Section 5.7.           Knowledgeable Purchaser.  Buyer is a knowledgeable purchaser, owner and operator of oil and gas properties, has the ability to evaluate (and in fact has evaluated) the LP Properties for purchase.  Buyer is an “accredited investor,” as defined in Regulation D promulgated pursuant to the Securities Act, and is acquiring the LP Properties for its own account and not with the intent to make a distribution within the meaning of the Securities Act  (and the rules and regulations pertaining thereto) or a distribution thereof in violation of any other applicable securities laws.  At LP Closing, Buyer will have had access to the LP Properties, the officers and consultants of LP Sellers, and the books, records, and files of LP Sellers relating to the LP Properties.  In making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied on its own independent due diligence investigation of the LP Properties and has been advised by and has relied solely on its own expertise and legal, land, tax, reservoir engineering, and other professional counsel concerning this transaction, the LP Properties and the value thereof.

Section 5.8.           Funds.  Buyer has, and at the LP Closing will have, sufficient cash and other sources of immediately available funds, as are necessary in order to pay the Adjusted Purchase Price to LP Sellers at the LP Closing and otherwise consummate the transactions contemplated hereby.

Section 5.9.           Fees and Commissions.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

ARTICLE VI
Certain Covenants of LP Sellers Pending LP Closing

Section 6.1.           Access to Files.  Subject to the terms of the Confidentiality Agreement and Article IX, from the date hereof until the LP Closing Date, LP Sellers will give Buyer, and its attorneys and other authorized representatives, access at all reasonable times and in a manner so as to not interfere with the normal business operations of the LP Sellers to the LP Properties and to any contract files, lease or other title files, production files, well files, and other files of LP Sellers pertaining to the ownership or operation of the LP Properties, and LP Sellers will use their Reasonable Best Efforts to arrange for Buyer, and its attorneys and other representatives, to have access to any such files in the office of LP Sellers.

Section 6.2.           Conduct of Operations.  From the date hereof until the LP Closing Date, LP Sellers will (i) continue the routine operation of the LP Properties in the ordinary course of business as previously conducted prior to the date of this Agreement, including without limitation, the continuation of the drilling of new wells in accordance with the 2008 Appalachia Drilling Plan, a copy of which has been previously furnished to Buyer by LP Sellers; and (ii) operate the LP Properties in material compliance with all Applicable Laws and Environmental Laws and Material Agreements.  Without expanding any obligations that LP Sellers may have to Buyer, it is expressly agreed that LP Sellers shall never have any liability to Buyer which respect to operation of an LP Property greater than that which it might have as the operator to a non-operator under the applicable operating agreement (or, in the absence of such an agreement, under the AAPL 610 (1989 Revision) form Operating Agreement).

Section 6.3.           Restrictions on Certain Actions.  From the date hereof until the LP Closing Date, LP Sellers will not, without Buyer’s prior consent in connection with the LP Properties:

(a)           expend any funds, or make any commitments to expend funds (including entering into new agreements which would obligate LP Sellers to expend funds), or otherwise incur any other obligations or liabilities, other than to pay expenses or to incur liabilities in the ordinary course of business as previously conducted prior to the date of this Agreement in connection with operation of the LP Properties after the Effective Date and as set out in the 2008 Appalachia Drilling Plan, a copy of which has been previously furnished to Buyer by LP Sellers, and except in the event of an emergency requiring immediate action to protect life or preserve the LP Properties;

(b)           except where necessary to prevent the termination of a Lease or other material agreement governing LP Sellers’ interest in the LP Properties, propose the drilling of any additional wells, or propose the deepening, plugging back or reworking of any existing wells, or propose the conducting of any other operations which require consent under the applicable operating agreement, or propose the conducting of any other operations other than the normal operation of the existing wells on the LP Oil and Gas Properties, or propose the abandonment of any wells on the LP Oil and Gas Properties (and LP Sellers agree that they will advise Buyer of any such proposals made by third parties and will respond to each such proposal made by a third party in the manner requested by Buyer);

(c)           sell, transfer, or abandon any portion of the LP Properties other than items of materials, supplies, machinery, equipment, improvements, or other personal property or fixtures forming a part of the LP Properties (and then only if the same is replaced with an item of substantially equal suitability, free of liens and security interests, which replacement item will then, for the purposes of this Agreement, become part of the LP Properties); or

(d)           release (or permit to terminate), or modify or reduce its rights under, any oil, gas, or mineral lease forming a part of the LP Oil and Gas Properties, or any Material Agreement, or modify any existing production sales contracts or enter into any new production sales contracts, except contracts terminable by LP Sellers with notice of 60 days or less.

Section 6.4.           Payment of Expenses.  LP Sellers will cause all expenses (including all bills for labor, materials, and supplies used or furnished for use in connection with the LP Properties and all severance, production, and similar Taxes) relating to the ownership or operation of the LP Properties prior to the LP Closing Date to be promptly paid and discharged, except for expenses disputed in good faith.

Section 6.5.           Preferential Rights and Third Party Consents.  LP Sellers will use Reasonable Best Efforts to request, from the appropriate parties (and in accordance with the documents creating such rights and/or requirements), waivers of the preferential rights to purchase, or requirements that consent to assignment be obtained, which are identified in Section 6.6 of the LP Sellers Disclosure Schedule.  LP Sellers shall have no obligation to assure that such waivers are obtained, and if all such waivers (or any other waivers of preferential rights to purchase or requirements that consent be obtained to assignment, even if the same are not listed on such Section 6.6) are not obtained, Buyer may not refuse to close the transaction contemplated by this Agreement; provided, however, that if the unobtained waiver is a waiver of a preferential right to purchase, and if both Buyer and LP Sellers agree to this treatment of such matter (and agree upon an appropriate allocation of the Purchase Price), LP Sellers will tender (at the agreed allocated portion of the Purchase Price) the required interest in the LP Property affected by such unwaived preferential right to purchase to the holder, or holders, of such right who have elected not to waive such preferential right to purchase, and if, and to the extent that, such preferential right to purchase is exercised by such party or parties, such interest in such LP Property will be excluded from the transaction contemplated hereby and the Purchase Price will be reduced by the amount paid, or to be paid, by the party exercising such preferential right to purchase (and LP Sellers shall collect such amount from such purchaser).

ARTICLE VII
Additional Pre-LP Closing and Post-LP Closing Agreements of Both Parties

Section 7.1.           Reasonable Best Efforts.  Each party hereto agrees that it will not voluntarily undertake any course of action inconsistent with the provisions or intent of this Agreement and will use its Reasonable Best Efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper, or advisable under Applicable Laws to consummate the transactions contemplated by this Agreement, including (i) cooperation in determining whether any consents, approvals, orders, authorizations, waivers, declarations, filings, or registrations of or with any Governmental Entity or third party are required in connection with the consummation of the transactions contemplated hereby; (ii) Reasonable Best Efforts to obtain any such consents approvals, orders, authorizations, and waivers and to effect any such declarations, filings, and registrations; (iii) Reasonable Best Efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby; (iv) Reasonable Best Efforts to defend, and cooperation in defending, all Proceedings challenging this Agreement or the consummation of the transactions contemplated hereby; and (v) the execution of any additional instruments necessary to consummate the transactions contemplated hereby.

Section 7.2.           Notice of Litigation.  Until the LP Closing, (i) Buyer, upon learning of the same, shall promptly notify LP Sellers of any Proceeding which is commenced or threatened against Buyer and which affects this Agreement or the transactions contemplated hereby, and (ii)  LP Sellers, upon learning of the same, shall promptly notify Buyer of any Proceeding which is commenced or threatened against LP Sellers which affects this Agreement or the transactions contemplated hereby.

Section 7.3.           Notification of Certain Matters.  Until the LP Closing, LP Sellers shall give prompt notice to Buyer of any failure of LP Sellers to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by LP Sellers hereunder prior to LP Closing.  Until the LP Closing, Buyer shall give prompt notice to LP Sellers of:  (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which, to Buyer’s Knowledge, would be likely to cause any representation or warranty contained in Article V to be untrue or inaccurate at or prior to the LP Closing, and (ii) any failure of Buyer to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by Buyer hereunder prior to LP Closing.  The delivery of any notice pursuant to this Section 7.3 shall not be deemed to (x) modify the representations or warranties hereunder of Buyer , (y) modify the conditions set forth in Article IX, or (z) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 7.4.           Fees and Expenses.

(a)           Except as otherwise provided herein, (i) all fees and expenses incurred in connection with this Agreement by LP Sellers will be borne by and paid by LP Sellers, and

(ii) all fees and expenses incurred in connection with this Agreement by Buyer will be borne by and paid by Buyer.

(b)           All required documentary, filing and recording fees and expenses in connection with the filing and recording of the Assignment and other instruments required to convey title to the LP Properties to Buyer shall be borne by Buyer.  Buyer shall assume responsibility for, and shall bear and pay, any applicable state sales and use Taxes (including any applicable interest or penalties) incurred or imposed with respect to the transactions contemplated by this Agreement.

Section 7.5.           Public Announcements.  Except as may be required by Applicable Law, neither Buyer nor LP Sellers shall issue any press release or otherwise make any statement to the public generally with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party (which consent shall not be unreasonably withheld and which consent, if given verbally, shall be confirmed in writing within one Business Day thereafter).  Any such press release or statement required by Applicable Law shall only be made after reasonable notice to the other parties.

Section 7.6.           Casualty Loss Prior to LP Closing.  In the event of damage by fire or other casualty to any of the LP Properties after the Effective Date and prior to the LP Closing, then this Agreement shall remain in full force and effect, and (unless Buyer and LP Sellers shall otherwise agree) in such event:

(a)           as to each such LP Property so damaged which is an LP Oil and Gas Property, then, at LP Sellers’ election, either (i) such LP Property shall be treated as if it had an asserted Environmental Defect associated with it and the procedure provided for in Article VIII shall be applicable thereto, or (ii) the Purchase Price will not be adjusted, and if LP Sellers should be entitled to make any claims under any insurance policy with respect to such damage, LP Sellers shall, at LP Sellers’ election, either collect (and when collected pay over to Buyer), or assign to Buyer, such claims, and

(b)           as to each such LP Property which is other than an LP Oil and Gas Property, LP Sellers shall, at LP Sellers’ election, either collect (and when collected pay over to Buyer), or assign to Buyer, any and all insurance claims relating to such loss, and Buyer shall take title to the LP Property affected by such loss without reduction of the Purchase Price.

Section 7.7.           Governmental Bonds.  At or prior to LP Closing, Buyer shall deliver to LP Sellers evidence that Buyer has completed all action necessary to permit Buyer to post bonds or other security immediately following the LP Closing with all applicable Governmental Entities meeting the requirements of such Governmental Entities to own, and where appropriate, operate, the LP Properties.

Section 7.8.           Assumed Obligations.  At LP Closing, Buyer shall assume and agree to pay, perform and discharge the Assumed Obligations.

Section 7.9.           Operational Transition.  IT IS RECOGNIZED THAT THERE IS NO ASSURANCE GIVEN BY LP SELLERS THAT BUYER SHALL SUCCEED LP SELLERS AS OPERATOR OF ANY LP PROPERTY WHERE OTHER PARTIES OWN INTERESTS IN THE WELLS LOCATED THEREON, but LP Sellers shall cooperate with Buyer to see that

Buyer shall succeed LP Sellers as operator of all the LP Sellers operated properties, by: (a) delivering at LP Closing signed counterparts of letters addressed to non-operating working interest owners of the LP Sellers operated LP Properties advising them of the sale of those LP Properties by LP Sellers to Buyer; and seeking such owners’ consideration of Buyer’s selection as successor to LP Seller as operator, and (b) executing applicable change of operator forms for filing with the applicable Governmental Agencies.

Section 7.10.        Books and Records.  At or promptly after LP Closing, but in no event later than 30 days after the LP Closing, LP Sellers will deliver to Buyer all related books and records that are a part of the LP Properties to a location designated by Buyer.  Buyer will promptly reimburse LP Sellers for all reasonable costs of shipping or transporting such books and records including any costs incurred to provide such data in an electronic format.  LP Sellers (or its Affiliates) shall have the right to have reasonable access during Buyer’s reasonable and customary business hours to inspect and copy (at LP Sellers’ or such Affiliate’s expense) the books and records so delivered under this Section 7.10 for the six-year period commencing on the LP Closing Date.

Section 7.11.        Suspended Funds.  As soon as practicable after the LP Closing Date, but no later than 90 days thereafter, LP Sellers shall provide to Buyer a listing in Excel spreadsheet format, showing all proceeds from production attributable to the wells which are currently held in suspense by LP Sellers and the reason for suspending such proceeds, shall transfer to Buyer all those suspended proceeds (the “Suspended Proceeds”).  Thereafter, Buyer shall be responsible for proper distribution of the Suspended Proceeds to the parties lawfully entitled to them to the extent and only to the extend of Suspended Proceeds, except LP Sellers shall remain liable for interest and penalties, if any, associated with the Suspended Proceeds for failure, prior to the LP Closing Date, to escheat such Suspended Proceeds to the applicable Governmental Entities in accordance with Applicable Law.

Section 7.12.        Letters-in-Lieu.  At the LP Closing, LP Sellers shall execute and deliver letters in lieu of transfer orders (or similar documentation) in form reasonably acceptable to Buyer and LP Sellers.

Section 7.13.        Logos and Names.  As soon as practicable after the LP Closing, Buyer will remove or cause to be removed the names and marks used by LP Sellers and all variations and derivatives thereof and logos relating thereto from the LP Properties.

Section 7.14.        Further Assurances.  At the LP Closing, and from time to time following the LP Closing, at the request of any party hereto and without further consideration, the other party or parties hereto shall execute and deliver to such requesting party such instruments and documents and take such other action (but without incurring any material financial obligation) as such requesting party may reasonably request in order to consummate more fully and effectively the transactions contemplated hereby.

ARTICLE VIII
Due Diligence Examination

Section 8.1.           Title Due Diligence Examination.

From the date of this Agreement until 5:00 p.m. (local time in Houston, Texas) seven Business Days prior to the LP Closing Date (the “Examination Period”), LP Sellers shall afford to Buyer and its authorized representatives reasonable access during normal business hours and in a manner so as to not unduly interfere with the normal business operations of the LP Sellers to the office, personnel and books and records of LP Sellers in order for Buyer to conduct a title examination as it may in its sole discretion choose to conduct with respect to the LP Oil and Gas Properties.  Such books and records shall include all title opinions, title files, ownership maps, lease files, assignments, division orders, operating records and agreements, well files, financial and accounting records, geological, geophysical and engineering records, in each case insofar as same may now be in existence and in the possession of LP Sellers, excluding, however, any information that LP Sellers are prohibited from disclosing by bona fide, third party confidentiality restrictions; provided, that if requested by Buyer, LP Sellers shall use their Reasonable Best Efforts to obtain a waiver of any such restrictions in favor of Buyer.  The cost and expense of buyer’s title review, if any, shall be borne solely by Buyer.

Section 8.2.           Environmental Due Diligence Examination.

(a)           During the Examination Period, Buyer shall have the right, or the right to cause an environmental consultant reasonably acceptable to LP Sellers (“Buyer’s Environmental Consultant”), to conduct a Phase I environmental assessment of the LP Properties and to conduct any further Phase I or other non-invasive environmental assessment of the LP Properties it deems appropriate, to the extent LP Sellers have the authority to grant such right to Buyer. (“Buyer’s Environmental Review”).  No less than three Business Days prior to the proposed commencement date of Buyer’s Environmental Review, Buyer shall furnish LP Sellers with an outline of the proposed scope of such review, including the locations of such activities.  The cost and expense of Buyer’s Environmental Review, if any, shall be borne solely by Buyer.  No Person, other than Buyer’s Environmental Consultant and Buyer’s employees may conduct Buyer’s Environmental Review.  LP Sellers shall have the right to have representatives thereof present to observe Buyer’s Environmental Review conducted in LP Sellers’ offices or on LP Sellers’ properties.  Buyer agrees to conduct Buyer’s Environmental Review in a manner so as not to unduly interfere with the business operations of LP Sellers and in compliance with all Applicable Laws, and Buyer shall exercise due care with respect to LP Sellers’ properties and their condition.

(b)           Prior to the LP Closing, unless otherwise required by Applicable Law, Buyer shall (and shall cause Buyer’s Environmental Consultant, if applicable, to) treat confidentially any matters revealed by Buyer’s Environmental Review and any reports or data generated from such review (the “Environmental Information”), and Buyer shall not (and shall cause Buyer’s Environmental Consultant, if applicable, to not) disclose any Environmental Information to any Governmental Entity or other third party without the prior written consent of LP Sellers (unless so required under Applicable Law).  Prior to the LP Closing, unless otherwise required by Applicable Law, Buyer may use the Environmental Information only in connection with the transactions contemplated by this Agreement.  If Buyer, Buyer’s Environmental Consultant, if applicable, or any third party to whom Buyer has provided any Environmental Information become legally compelled to disclose any of the Environmental Information, Buyer shall provide LP Sellers with prompt notice and LP Sellers, at LP Sellers’ expense, may file any protective order, or seek any other remedy, as it deems appropriate under the circumstances.  If this

Agreement is terminated prior to the LP Closing, Buyer shall deliver the Environmental Information to LP Sellers, which Environmental Information shall become the sole property of LP Sellers.  Upon LP Sellers’ written request to Buyer, Buyer shall provide copies of the Environmental Information to LP Sellers without charge.

(c)           If Buyer or Buyer’s Environmental Consultant, if applicable, discovers any Environmental Defect (as herein defined), Buyer shall notify LP Sellers prior to the expiration of the Examination Period of such alleged Environmental Defect.  To be effective, such notice (an “Environmental Defect Notice”) must (i) be in writing; (ii) be received by LP Sellers prior to the expiration of the Examination Period; (iii) describe the Environmental Defect in reasonable detail, including (A) the specific LP Properties affected by or associated with such Environmental Defect, (B) if applicable, a site plan showing the location of all field notes and the field conditions observed, (C) the written conclusion of Buyer’s Environmental Consultant, if applicable, that an Environmental Defect is believed to exist, which conclusion shall be reasonably substantiated by the factual data gathered in Buyer’s Environmental Review, and (D) if feasible and applicable, a separate, reasonably specific citation of the provisions of the Environmental Laws alleged to be violated and the related facts that substantiate such violation; (iv) describe the procedures recommended to correct, eliminate or pay the Environmental Defect, together with any related recommendations from Buyer’s Environmental Consultant, if applicable; and (v) set forth Buyer’s good faith estimate of the Environmental Defect Value, including the basis for such estimate.  Any matters that may otherwise constitute Environmental Defects, but of which LP Sellers have not been specifically notified by Buyer in accordance with the foregoing, together with any environmental matter that does not constitute an Environmental Defect, shall be deemed to have been waived by Buyer for purposes of this Section 8.2.  Upon the receipt of such effective notice from Buyer, LP Sellers shall have the option, in addition to the remedy set forth in Section 8.4(c), but not the obligation, to attempt to cure such Environmental Defect at any time prior to the LP Closing, at the sole cost and expense of LP Sellers.  If LP Sellers and Buyer are unable to reach an agreement as to whether an Environmental Defect exists or, if it does exist, the amount of the Environmental Defect Value attributable thereto, the provisions of Section 8.3 shall be applicable.

(d)           If any Environmental Defect described in a notice delivered in accordance with Section 8.2 is not cured on or before the LP Closing, then the Purchase Price shall be reduced, subject to Section 8.4, by the Environmental Defect Value of such Environmental Defect.

(e)           As used in this Section 8.2:

(i)            “Environmental Defect” shall mean, with respect to any given LP Property, a violation of Environmental Laws in effect as of the Effective Date in the jurisdiction in which such LP Property is located, an obligation under Environmental Laws to complete immediately or promptly after the LP Closing any corrective action at the LP Property, or any Environmental Liability arising from or attributable to any condition, event, circumstance, activity, practice, incident, action, or omission existing or occurring prior to the LP Closing Date, or the use, release, storage, treatment, transportation, or disposal of Hazardous Materials prior to the LP Closing Date, (A) regarding which an Environmental Defect Notice has been timely and otherwise validly delivered, and (B) is not otherwise disclosed in LP Sellers Disclosure Schedule 8.2.

(ii)           “Environmental Defect Value” shall mean the amount (A) the net present value of the reasonably estimated costs and expenses to correct such Environmental Defect in the most cost effective manner reasonably available, consistent with Environmental Laws, or (B) the net present value of the amount of Environmental Liabilities reasonably believed will be incurred or required to be paid by LP Sellers with respect thereto. The parties recognize that the calculation of an Environmental Defect Value may require the use of assumptions and extrapolations; however, it is acknowledged and agreed that any such assumptions and extrapolations will be consistent with the known factual information and reasonable in nature.

Section 8.3.           Disputes Regarding Environmental Defects.  If LP Sellers and Buyer are unable to reach an agreement as to whether an Environmental Defect exists, or if it does exist or disputes relating to Post-LP Closing Defects pursuant to Section 8.4(c) (a “Defect Dispute”), each party shall have the right to submit a Defect Dispute to an independent expert (the “Independent Expert”), who shall serve as sole arbitrator.  The Independent Expert shall be appointed by mutual agreement of LP Sellers and Buyer from among candidates (including lawyers) with experience and expertise in the area that is the subject of such Defect Dispute, and failing such agreement, such Independent Expert for such Defect Dispute shall be selected in accordance with the Commercial Arbitration Rules of the AAA (the “Rules”).  Defect Disputes to be resolved by an Independent Expert shall be resolved in accordance with mutually agreed procedures and rules and failing such agreement, in accordance with the Rules.  The Independent Expert shall be instructed by the parties to resolve such Defect Dispute as soon as reasonably practicable in light of the circumstances.  The decision and award of the Independent Expert shall be binding upon the parties as an award under the Federal Arbitration Act and final and nonappealable to the maximum extent permitted by law, and judgment thereon may be entered in a court of competent jurisdiction and enforced by any party as a final judgment of such court.

Section 8.4.           Adjustments to Purchase Price for Title Matters and Environmental Defects.

(a)           Notwithstanding anything to the contrary contained in this Agreement, no adjustment of the Purchase Price shall be made for any defects in, or encumbrances upon, LP Sellers’ title to any of the LP Properties.

(b)           Notwithstanding anything to the contrary contained in this Agreement, no adjustment of the Purchase Price shall be made for Environmental Defects unless the aggregate of the Environmental Defect Values, as determined in accordance with this Agreement, equals or exceeds two percent of the Purchase Price, in which event the Purchase Price shall be adjusted downward by the amount such Environmental Defect Values exceed two percent of the Purchase Price in the aggregate.

(c)           Notwithstanding anything herein to the contrary, if LP Sellers are unable to cure an Environmental Defect (a “Post-LP Closing Defect”) on or prior to LP Closing, LP Sellers shall have the option, by notice in writing to Buyer on or before LP Closing, to attempt to cure such Post-LP Closing Defect within the 90-day period commencing with the LP Closing Date (the “Cure Period”).  In such event, the transactions contemplated hereby will close as provided herein, but an amount equal to the Environmental Defect Value to which the Post-LP Closing Defect pertains shall be deducted from the Adjusted Purchase Price otherwise payable at the LP Closing and paid into an escrow account (the “Defects Escrow”) established with a federally insured savings or banking institution mutually acceptable to Buyer and LP Sellers (the “Defects Escrow Agent”) pursuant to the terms of an escrow agreement in a form acceptable to the Defects Escrow Agent and reasonably acceptable to Buyer and LP Sellers (the “Defects Escrow Agreement”).  The amount deposited into the Defects Escrow with respect to a Post-LP Closing Defect will remain therein until released as provided in Section 8.4(d).

(d)           Buyer will act in good faith and reasonably cooperate with the LP Sellers after the LP Closing to cure a Post-LP Closing Defect provided that Buyer shall not be required to expend any monies in connection therewith and LP Sellers shall conduct their activities so as to not unreasonably interfere with Buyer’s operations.  If LP Sellers and Buyer mutually agree that a Post-LP Closing Defect has been cured, then within two Business Days after such determination, the amount withheld in the Defects Escrow with respect thereto (together with any interest earned thereon) shall be released to LP Sellers in accordance with the terms of the Defects Escrow Agreement.  If LP Sellers and Buyer mutually agree that a Post-LP Closing Defect has been partially cured, then LP Sellers and Buyer shall mutually determine the portion of the amount retained in the Defects Escrow with respect thereto (together with any interest earned thereon) that should be paid to Buyer to compensate it for the uncured portion thereof (together with interest earned thereon), and the remaining portion of such amount shall be released to LP Sellers (together with any interest earned thereon) in accordance with the terms of the Defects Escrow Agreement.  If LP Sellers and Buyer mutually agree that a Post-LP Closing Defect has not been cured, then within two Business Days after such determination, the amount withheld in the Defects Escrow with respect thereto (together with any interest earned thereon) shall be released to Buyer in accordance with the terms of the Defects Escrow Agreement.  If, at the end of the Cure Period, LP Sellers have been unable to cure a Post-LP Closing Defect (and there is no dispute as to whether or not it has been cured), the amount withheld in the Defects Escrow with respect thereto (together with any interest earned thereon) shall be released to Buyer in accordance with the terms of the Defects Escrow Agreement. If, at the end of the Cure Period, LP Sellers and Buyer are unable to agree whether there has been a satisfactory resolution of a Post-LP Closing Defect, then such disagreement shall be resolved as provided in Section 8.3.

Section 8.5.           Buyer Indemnification.  BUYER HEREBY INDEMNIFIES AND SHALL DEFEND AND HOLD LP SELLERS, AFFILIATES THEREOF, AND ITS AND THEIR RESPECTIVE OWNERS, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, REPRESENTATIVES, CONTRACTORS, SUCCESSORS, AND ASSIGNS HARMLESS FROM AND AGAINST ANY AND ALL OF THE FOLLOWING CLAIMS ARISING FROM BUYER’S INSPECTING AND OBSERVING THE LP PROPERTIES:  (I) CLAIMS FOR PERSONAL INJURIES TO OR DEATH OF EMPLOYEES OF BUYER, ITS CONTRACTORS, AGENTS, CONSULTANTS, AND REPRESENTATIVES, AND DAMAGE TO THE PROPERTY OF BUYER OR OTHERS ACTING ON BEHALF OF BUYER, EXCEPT FOR INJURIES OR DEATH CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF LP SELLERS, AFFILIATES THEREOF OR ITS OR THEIR RESPECTIVE EMPLOYEES, CONTRACTORS, AGENTS, CONSULTANTS, OR

REPRESENTATIVES; AND (II) CLAIMS FOR PERSONAL INJURIES TO OR DEATH OF EMPLOYEES OF LP SELLERS OR THIRD PARTIES, AND DAMAGE TO THE PROPERTY OF LP SELLERS OR THIRD PARTIES, TO THE EXTENT CAUSED BY THE NEGLIGENCE, GROSS NEGLIGENCE, OR WILLFUL MISCONDUCT OF BUYER.  TO THE EXTENT PROVIDED ABOVE, THE FOREGOING INDEMNITY INCLUDES, AND THE PARTIES INTEND IT TO INCLUDE, AN INDEMNIFICATION OF THE INDEMNIFIED PARTIES FROM AND AGAINST CLAIMS ARISING OUT OF OR RESULTING, IN WHOLE OR PART, FROM THE CONDITION OF THE PROPERTY OR THE SOLE, JOINT, COMPARATIVE, OR CONCURRENT NEGLIGENCE OR STRICT LIABILITY OF ANY OF THE INDEMNIFIED PARTIES.  THE PARTIES HERETO AGREE THAT THE FOREGOING COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

ARTICLE IX
Conditions Precedent to the Obligations of the Parties

Section 9.1.           Conditions Precedent to the Obligations of Buyer.  The obligations of Buyer under this Agreement are subject to each of the following conditions being met:

(a)           LP Sellers shall have performed and complied in all material respects with (or compliance therewith shall have been waived by Buyer) each and every covenant, agreement and condition required by this Agreement to be performed or complied with by LP Sellers prior to or at the LP Closing.

(b)           LP Sellers shall have delivered a certificate executed by an executive officer of LP Sellers dated as of the LP Closing Date, representing and certifying in such detail as Buyer may reasonably request that the conditions set forth in subsection (a) above have been fulfilled.

(c)           No Proceeding (excluding any Proceeding initiated by Buyer or any of its Affiliates) shall, on the LP Closing Date, be pending or threatened before any Governmental Entity seeking to restrain, prohibit, or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement.

(d)           Buyer shall have received a release of Liens with respect to the LP Properties, executed in recordable form by the Lender, and in form and substance agreeable to Buyer.

(e)           Buyer shall have received an assignment of the LP Properties executed and delivered by LP Sellers, which assignment shall be substantially in the form of the instrument attached hereto as Exhibit D in all material respects (the “Assignment”).

(f)            Buyer shall have received a certificate that each of the LP Sellers is not a “foreign person”, executed and delivered by LP Sellers that complies with Section 1445 of the Code and the United States Department of Treasury regulations promulgated thereunder.

(g)           Buyer shall have received all other agreements, instruments and documents which are required by other terms of this Agreement to be executed or delivered by LP Sellers or any other party to Buyer prior to or in connection with the LP Closing.

(h)           Evidence of replacement bonds guarantees and letters of credit, pursuant to Section 12.10.

(i)            Closing shall have occurred between Buyer, LEH and others pursuant to Asset Purchase and Sale Agreement dated as of April 13, 2008.

Section 9.2.           Conditions Precedent to the Obligations of LP Sellers.  The obligations of LP Sellers under this Agreement are subject to each of the following conditions being met:

(a)           Each of the representations and warranties of Buyer contained in Article V shall be true and correct in all material respects as of the date made and (having been deemed to have been made again on and as of the LP Closing Date in the same language) shall be true and correct in all material respects on and as of the LP Closing Date, except as affected by transactions permitted by this Agreement and except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such specified date.

(b)           Buyer shall have performed and complied in all material respects with (or compliance therewith shall have been waived by LP Sellers) each and every covenant, agreement and condition required by this Agreement to be performed or complied with by Buyer prior to or at the LP Closing.

(c)           Buyer shall have delivered a certificate executed by an executive officer of Buyer dated as of the LP Closing Date, representing and certifying in such detail as LP Sellers may reasonably request that the conditions set forth in subsections (a) and (b) above have been fulfilled.

(d)           No Proceeding (excluding any Proceeding initiated by LP Sellers or any of their Affiliates) shall, on the LP Closing Date, be pending or threatened before any Governmental Entity seeking to restrain, prohibit, or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement.

(e)           LP Sellers shall have received all other agreements, instruments and documents which are required by other terms of this Agreement to be executed or delivered by Buyer or any other party to LP Sellers prior to or in connection with the LP Closing.

(f)            LP Sellers shall have received an instrument evidencing the assumption by Buyer of the Assumed Obligations, in form and substance reasonably agreeable to LP Sellers.

(g)           Closing shall have occurred between Buyer, LEH and others pursuant to Asset Purchase and Sale Agreement dated as of April 13, 2008.

ARTICLE X
Termination, Amendment and Waiver

Section 10.1.        Termination.  This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the LP Closing in the following manner:

(a)           by mutual written consent of LP Sellers and Buyer; or

(b)           by either LP Sellers or Buyer, if:

(i)            the LP Closing shall not have occurred on or before 5:00 p.m., local Houston, Texas time, on September 1, 2008, unless such failure to close shall be due to a breach of this Agreement by the party seeking to terminate this Agreement pursuant to this clause (i); or

(ii)           there shall be any statute, rule, or regulation that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or a Governmental Entity shall have issued an order, decree, or ruling or taken any other action permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated hereby, and such order, decree, ruling, or other action shall have become final and nonappealable; or

(c)           by Buyer or LP Sellers, if the aggregate amount of the Environmental Defect Values exceeds fifteen percent of the Purchase Price; or

(d)           by LP Sellers, if (i) there shall be a material breach of any representation and warranty of Buyer contained in Article V, or (ii) there shall be a material breach by Buyer of any of its covenants and agreements contained in this Agreement, which breach, in the case of clause (i) or clause (ii), is not capable of being cured or, if it is capable of being cured, has not been cured by the 10th Business Day following written notice to Buyer from the LP Sellers of such breach; or

(e)           by Buyer, if there shall be a material breach by LP Sellers of any of their covenants and agreements contained in this Agreement, which breach  is not capable of being cured or, if it is capable of being cured, has not been cured by the 10th Business Day following written notice to LP Sellers from Buyer of such breach.

Section 10.2.    Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 10.1 by LP Sellers, on the one hand, or Buyer, on the other, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall become void and have no effect, except that the agreements contained in this Article X, in Sections 7.4, 7.5 and 8.5 and in Articles XII and XIII shall survive the termination hereof.  Nothing contained in this Section 10.2 shall relieve any party from liability for damages actually incurred as a result of any breach of this Agreement.

Section 10.3.    Amendment.  This Agreement may not be amended except by an instrument in writing signed by or on behalf of all the parties hereto.

Section 10.4.    Waiver.  LP Sellers, on the one hand, or Buyer, on the other, may:  (i) waive any inaccuracies in the representations and warranties of the other contained herein or in any document, certificate, or writing delivered pursuant hereto, or (ii) waive compliance by the other with any of the other’s agreements or fulfillment of any conditions to its own obligations contained herein.  Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party.  No failure or delay by a party hereto in exercising any right, power, or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

ARTICLE XI
Survival of Representations, Warranties and Covenants; Indemnification

Section 11.1.        Survival.

(a)           The representations and warranties of the parties hereto contained in this Agreement shall terminate at LP Closing except that the representations and warranties made by Buyer shall survive the LP Closing and shall remain in effect thereafter for the period that an Indemnified Party is entitled to indemnification based on a breach of such representation or warranty contained in this Article XI.

(b)           No party hereto shall have any indemnification obligation pursuant to this Article XI or otherwise in respect of any representation, warranty or covenant unless (i) it shall have received from the party seeking indemnification written notice of the existence of the claim for or in respect of which indemnification in respect of such representation, warranty or covenant is being sought and (ii) such notice is received on or before the Survival Date.  Such notice shall set forth with reasonable specificity (i) the basis under this Agreement, and the facts that otherwise form the basis of such claim, (ii) the estimate of the amount of such claim (which estimate shall not be conclusive of the final amount of such claim) and an explanation of the calculation of such estimate, including a statement of any significant assumptions employed therein, and (iii) the date on and manner in which the party delivering such notice became aware of the existence of such claim.

Section 11.2.        LP Sellers’ Indemnification Obligations.  LP Sellers shall, on the LP Closing Date, agree (and, upon delivery to Buyer of the Assignment, shall be deemed to have agreed), subject to the limitations and procedures contained in this Article XI, following the LP Closing, to indemnify and hold Buyer, its Affiliates and its and their respective successors and permitted assigns and all of their respective stockholders, partners, members, managers, directors, officer, employees, agents and representatives harmless from and against any and all claims, obligations, actions, liabilities, damages or expenses (collectively, “Buyer’s Losses”):

(a)           resulting from any a breach of any certificate delivered at LP Closing; or

(b)           relating to the Retained Obligations;

provided, however, that LP Sellers’ indemnification obligations for Buyer’s Losses under this Section 11.2 shall expire on the one-year anniversary of the LP Closing Date (the “Survival Date”), except for Buyer’s Losses for which a notice is received by LP Sellers as provided in this Agreement prior to such date; and further provided that LP Sellers’ indemnification for Buyer’s Losses under Section 11.2(b) shall not expire but shall remain in effect until such Retained Obligations are fully satisfied.

Section 11.3.        Buyer’s Indemnification Obligations.  Buyer shall, on the LP Closing Date, agree (and, upon delivery to Buyer of the Assignment, shall be deemed to have agreed), subject to the limitations and procedures contained in this Article XI, following the LP Closing, to indemnify and hold LP Sellers, their Affiliates and their respective successors and permitted assigns and all of their respective stockholders, partners, members, managers, directors, officer, employees, agents and representatives harmless from and against any and all claims, obligations, actions, liabilities, damages, costs or expenses, (collectively, “LP Sellers’ Losses”):

(a)           resulting from any misrepresentation or breach of any warranty, covenant or agreement of Buyer contained in this Agreement or any certificate delivered by Buyer at the LP Closing; or

(b)           relating to the Assumed Obligations;

provided, however, that Buyer’s indemnification obligations for LP Sellers’ Losses under Section 11.3(a) shall expire on the Survival Date, except for LP Sellers’ Losses for which a notice is received by Buyer as provided in this Agreement prior to such date; and further provided, however, provided, that Buyer’s indemnification obligations for LP Sellers’ Losses under Section 11.3(b) shall not expire but shall remain in effect until such Assumed Obligations are fully satisfied.

Section 11.4.        Net Amounts.  Any amounts recoverable by any party pursuant to this Article XI with respect to any Buyer’s Losses or LP Sellers’ Losses, as the case may be, shall be decreased by any insurance proceeds or other amounts relating to such Buyer’s Losses or LP Sellers’ Losses, as the case may be, paid to such Indemnified Party by any Person (other than any Affiliate of such Indemnified Party) not a party to this Agreement.

Section 11.5.        Indemnification Proceedings.  In the event that any claim or demand for which a party (an “Indemnifying Party”), would be liable to the another party under Section 11.2 or Section 11.3 (an “Indemnified Party”) is asserted against or sought to be collected from an Indemnified Party by a third party, the Indemnified Party shall with reasonable promptness notify the Indemnifying Party of such claim or demand, but the failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Article XI, except to the extent the Indemnifying Party demonstrates that the defense of such claim or demand is materially prejudiced thereby.  The Indemnifying Party shall have 30 days from receipt of the above notice from the Indemnified Party (in this Section 11.5, the “Notice Period”) to notify the Indemnified Party whether or not the Indemnifying Party desires, at the Indemnifying Party’s sole cost and expense, to defend the Indemnified Party against such claim or demand; provided, that the Indemnified Party is hereby authorized prior to and during the Notice Period to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and not prejudicial to the Indemnifying Party.  If the Indemnifying Party elects to assume the defense of any such claim or demand, the Indemnified Party shall have the right to employ separate counsel at its own expense and to participate in the defense thereof.  If the Indemnifying Party elects not to assume the defense of such claim or demand (or fails to give notice to the Indemnified Party during the Notice Period), the Indemnified Party shall be entitled to assume the defense of such claim or demand with counsel of its own choice, at the expense of the Indemnifying Party.  If the claim or demand is asserted against both the Indemnifying Party and the Indemnified Party and based on the advice of counsel reasonably satisfactory to the Indemnifying Party it is determined that there is a conflict of interest which renders it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be responsible for paying separate counsel for the Indemnified Party; provided, however, that the Indemnifying Party shall not be responsible for paying for more than one separate firm of attorneys to represent all of the Indemnified Parties, regardless of the number of Indemnified Parties.  If the Indemnifying Party elects to assume the defense of such claim or demand, (i) no compromise or settlement thereof may be effected by the Indemnifying Party without the Indemnified Party’s written consent (which shall not be unreasonably withheld) unless the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and (ii) the Indemnifying Party shall have no liability with respect to any compromise or settlement thereof effected without its written consent (which shall not be unreasonably withheld).

Section 11.6.        Indemnification Exclusive Remedy.  Indemnification pursuant to the provisions of this Article XI shall be the exclusive remedy of the parties hereto for any misrepresentation or breach of any warranty, covenant or agreement contained in this Agreement or in any closing document executed and delivered pursuant to the provisions hereof or thereof, or any other claim arising out of the transactions contemplated by this Agreement.

Section 11.7.        Limited to Actual Damages.  The indemnification obligations of the parties pursuant to this Article XI shall be limited to actual Buyer’s Losses or LP Sellers’ Losses, as the case may be, and shall not include incidental, consequential, indirect, punitive, or exemplary damages, provided that any incidental, consequential, indirect, punitive, or exemplary damages recovered by a third party (including a Governmental Entity, but excluding any Affiliate of any party) against a party entitled to indemnity pursuant to this Article XI shall be included in the damages recoverable under such indemnity.

Section 11.8.        Indemnification Despite Negligence.  It is the express intention of the parties hereto that each party to be indemnified pursuant to this Article XI shall be indemnified and held harmless from and against all Buyer’s Losses or LP Sellers’ Losses, as the case may be, as to which indemnity is provided for under this Article XI, notwithstanding that any such damages arise out of or result from the ordinary, strict, sole, or contributory negligence of such party and regardless of whether any other party (including the other parties to this Agreement) is or is not also negligent; provided, however, nothing herein is intended or shall be construed to as an indemnification by one party for the gross negligence or willful misconduct of the other party.  The parties hereto acknowledge that the foregoing complies with the express negligence rule and is conspicuous.

Section 11.9.        Tax Treatment of Indemnification Amounts.  LP Sellers and Buyer agree that any amounts recoverable by any party pursuant to this Article XI with respect to any Buyer’s Losses or LP Sellers’ Losses shall be treated as adjustments to the Purchase Price for all Tax purposes.

Section 11.10.      LP Sellers Aggregate Indemnity Limits.  Notwithstanding anything to the contrary contained elsewhere in the Agreement, LP Sellers shall not be required to indemnify Buyer under this Article XI for aggregate Buyer’s Losses in excess of the Purchase Price.

ARTICLE XII
Miscellaneous Matters

Section 12.1.    Notices.  All notices, requests, demands, and other communications required or permitted to be given or made hereunder by any party hereto shall be in writing and shall be deemed to have been duly given or made if (i) delivered personally, (ii) transmitted by first class registered or certified mail, postage prepaid, return receipt requested, (iii) sent by a recognized prepaid overnight courier service (which provides a receipt), or (iv) sent by email, facsimile transmission, with receipt acknowledged, to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

If to LP Sellers:

Linn Energy Holdings, LLC

600 Travis Street, Suite 5100

Houston, Texas 77002

Attention: Charlene A. Ripley, Senior Vice President, General Counsel and

Corporate Secretary

Fax No.:  (281) 840-4001, Email: cripley@linnenergy.com

If to Buyer:

Mr. Vaughn O. Vennerberg, II

Senior Executive Vice President & Chief of Staff

XTO Energy Inc.

810 Houston Street

Fort Worth, TX  76102

Fax No.:  (817) 870-0379. E-mail: Vaughn_Vennerberg@xtoenergy.com

Such notices, requests, demands, and other communications shall be effective upon receipt.

Section 12.2.    Prorations, Deposits and Taxes.  Taxes and other charges with respect to the transactions contemplated by this Agreement shall be paid or prorated by the parties as follows:

(a)           Prior to LP Closing, Buyer shall provide LP Sellers with an appropriate exemption certificate to establish the right to any exemption from state and local sales and use Taxes and for any exemptions from any other applicable state Tax.  Buyer shall thereafter provide LP Sellers with any additional exemption certificates and other documentation as may be required by the Governmental Entities for such purpose.  LP Sellers shall reasonably cooperate with Buyer, including providing Buyer with such data as Buyer may reasonably request in order to support all applicable sales Tax exemptions, subject to the Confidentiality Agreement.

(b)           LP Sellers and Buyer agree that all state and local sales and use Taxes or other similar Taxes relating to the sale and conveyance of the LP Properties shall be the liability of Buyer, and shall be borne by Buyer.  At LP Closing, LP Sellers shall collect from Buyer any state and local sales and use Taxes to the extent any such Taxes are due and owing after taking into account any exemption certificates provided by Buyer to LP Sellers as set forth in Section 12.2(a).  LP Sellers shall remit such Taxes directly to the appropriate Governmental Entities.

(c)           If any state and local sales and use Taxes or other similar Taxes relating to the sale and conveyance of the LP Properties, are subsequently imposed or assessed by any Governmental Entities, and as a result of such subsequent imposition or assessment LP Sellers, or their assignees, are assessed additional Taxes, then Buyer shall reimburse LP Sellers, or their assignees, for such imposed or assessed Taxes, including without limitation interest and penalties assessed thereon.

(d)           All real or personal property transfer Taxes or other similar Taxes (including without limitation documentary transfer taxes, realty transfer taxes and charges or fees with respect to the transfer of real property or to the recordation of the documents necessary for the transfer of real property that may be required for the transfer of the LP Properties from LP Sellers to Buyer) shall be borne by and paid directly to the Governmental Entities by Buyer.

(e)           After the LP Closing, the party receiving each property Tax or other such bill or notice applicable to the LP Properties for the period before or after the LP Closing Date occurred shall promptly notify the other party and shall pay each such bill prior to the last day the same may be paid without penalty or interest.  The party responsible or liable under this Agreement with respect to such amount shall promptly on receipt of a written request (accompanied by appropriate supporting documentation) reimburse the responsible party’s share of such amount so paid as provided under this Agreement.  LP Sellers and Buyer shall reasonably cooperate with each other after LP Closing with respect to any property Tax assessment or valuation (or protest in connection therewith) by any Governmental Entity with respect to the Tax periods in which the LP Closing Date occurs.  If either party receives a refund of any property Taxes for which the other is liable or responsible under this Agreement, the party receiving such refund, whether received in cash, or as a credit against another state and/or local Tax, shall, within thirty (30) days after the receipt of such refund, remit it to the party who is liable.

For the avoidance of doubt, and notwithstanding any provision in this Agreement to the contrary, the parties hereto acknowledge that their respective obligations under this Section 12.2 will survive LP Closing.

Section 12.3.   Entire Agreement.  This Agreement, the LP Sellers Disclosure Schedule, together with the Exhibits and other writings referred to herein or delivered pursuant hereto, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof; provided that any Confidentiality Agreement executed by Buyer and LP Sellers, in connection with the transaction contemplated hereby remains in full force and effect and is not superseded or modified by this Agreement.

Section 12.4.   Injunctive Relief.  The parties hereto acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement, and shall be entitled to enforce specifically the provisions of this

Agreement, in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which the parties may be entitled under this Agreement or at law or in equity.

Section 12.5.   Binding Effect; Assignment; No Third Party Benefit.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and permitted assigns.  Except as otherwise expressly provided in this Agreement, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.  Except as provided in Section 8.5 and Article XI, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto, and their respective heirs, legal representatives, successors, and permitted assigns, any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement.

Section 12.6.   Severability.  If any provision of this Agreement is held to be unenforceable, this Agreement shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any such provision may be made enforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by Applicable Law.

Section 12.7.   GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

Section 12.8.   Counterparts.  This instrument may be executed in any number of identical counterparts, each of which for all purposes shall be deemed an original, and all of which shall constitute collectively, one instrument.  It is not necessary that each party hereto execute the same counterpart so long as identical counterparts are executed by each such party hereto.  This instrument may be validly executed and delivered by facsimile or other electronic transmission.

Section 12.9.   WAIVER OF CONSUMER RIGHTS.  BUYER HEREBY WAIVES ITS RIGHTS UNDER THE TEXAS DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT, SECTION 17.41 ET SEQ., BUSINESS AND COMMERCE CODE, A LAW THAT GIVES CONSUMERS SPECIAL RIGHTS AND PROTECTIONS, AND ANY SIMILAR LAW IN ANY OTHER STATE TO THE EXTENT SUCH ACT OR SIMILAR LAW WOULD OTHERWISE APPLY.  AFTER CONSULTATION WITH AN ATTORNEY OF BUYER’S OWN SELECTION, BUYER VOLUNTARILY CONSENTS TO THIS WAIVER.

Section 12.10.   Replacement Bonds, Letters of Credit and Guarantees.

The Parties understand that none of the bonds, letters of credit and guarantees, if any, posted by LP Sellers or any other Affiliate with any Governmental Authority or third Person and relating to the LP Sellers or the LP Properties are to be transferred to Buyer.  On or before LP Closing, Buyer shall obtain, or cause to be obtained in the name of Buyer, replacements for such bonds, letters of credit and guarantees, and shall cause, effective as of the LP Closing, cancellation or return to LP Sellers of the bonds, letters of credit or guarantees posted by LP Sellers.  Buyer may also provide evidence that such replacements are not necessary as a result of existing bonds, letters of credit or guarantees that Buyer has previously posted as long as such existing bonds, letters of credit or guarantees are adequate to secure the release of those posted by LP Sellers.  Except for bonds, letters of credit and guarantees related primarily to the LP Excluded Assets, Schedule 12.10 identifies the bonds, letters of credit and guarantees posted by LP Sellers as of the date noted on such schedule.

ARTICLE XIII
Definitions and References

Section 13.1.        Certain Defined Terms.  When used in this Agreement, the following terms shall have the respective meanings assigned to them in this Section 14.1:

“AAA” means the American Arbitration Association.

“Affiliate” means any Person directly or indirectly controlling, controlled by or under common control with a Person.

“Agreement” means this Asset Purchase and Sale Agreement, as hereafter amended or modified in accordance with the terms hereof.

“Applicable Law” means any statute, law, principle of common law, rule, regulation, judgment, order, ordinance, requirement, code, writ, injunction, or decree of any Governmental Entity, exclusive of Environmental Laws.

“Assumed Obligations” means all obligations to timely fulfill, perform, pay, and discharge (or cause to be timely fulfilled, performed, paid or discharged) all of the costs, obligations and liabilities of LP Sellers, known or unknown, with respect to the LP Properties; regardless of whether such obligations arose prior to or after the Effective Date, including but not limited to: (i) the obligation to (x) plug and abandon or remove and dispose of all wells, platforms, structures, flow lines, pipelines and other equipment, pits and holding ponds now or hereafter located on the LP Oil and Gas Properties, (y) cap and bury all flow lines and other pipelines now or hereafter located on the LP Oil and Gas Properties, and (z) remedy all Environmental Liabilities with respect to the LP Properties, including any actual or potential NORM contamination or chloride or other contamination of groundwater; (ii)  obligations and liabilities arising from or in connection with any Imbalances, whether before, on or after the Effective Date; (iii) obligations to pay working interests, royalties, overriding royalties and other interests held in suspense and transferred to Buyer pursuant to Section 7.11 (iv)  all Taxes assessed with respect to a period which begins on or after the Effective Date; and (v) obligations with respect to the disputes, actions, suits and proceedings, regardless of the LP Properties to which such disputes, actions and proceedings relate; provided, that Assumed Obligations does not mean or include LP Sellers’ obligations and liabilities with respect to the Retained Obligations.

“Business Day” means a day other than a Saturday, Sunday or day on which commercial banks in the State of Texas are authorized or required to be closed for business.

“Code” means the Internal Revenue Code of 1986, or any comparable successor statute thereto, as amended.

“Confidentiality Agreement” means that certain Confidentiality Agreement by and between LP Sellers and Buyer dated March 24, 2008.

“Dollars” or “$” means U.S. Dollars.

“Effective Date” means April 1, 2008.

“Environmental Laws” means all national, state, municipal or local laws, rules, regulations, statutes, ordinances or orders of any Governmental Entity pertaining to the protection of human health or the environment, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 9601 et seq. (“CERCLA”), the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Federal Water Pollution Control Act, as amended by the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., and any similar state or local statutes.

“Environmental Liabilities” means any and all damages (including any remedial, removal, response, abatement, clean-up, investigation and/or monitoring costs and associated legal costs) incurred or imposed (a) pursuant to any agreement order, notice of responsibility, directive (including directives embodied in Environmental Laws), injunctions, judgment or similar documents (including settlements) arising out of, in connection with, or under Environmental Laws, or (b) pursuant to any claim by a Governmental Entity or any other Person for personal injury, property damage, damage to natural resources, remediation, or payment or reimbursement of response costs incurred or expended by such Governmental Entity or other Person pursuant to common law or statute and related to the use or release of Hazardous Materials.

“Existing Hedges” mean any Hedges affecting the LP Properties on the LP Closing Date.

“Governing Documents” means, when used with respect to an entity, the documents governing the formation and operation of such entity, including (i) in the instance of a corporation, the articles or incorporation and bylaws of such corporation, (ii) in the instance of a partnership, the partnership agreement, and (iii) in the instance of a limited liability company, the certificate of formation and limited liability company agreement.

“Governmental Entity” means any court or tribunal in any jurisdiction (domestic or foreign) or any federal, state, county, municipal or other governmental or quasi-governmental body, agency, authority, department, board, commission, bureau or instrumentality.

“Hazardous Materials” means (i) any substance or material that is listed, defined or otherwise designated as a “hazardous substance” under Section 101(14) of CERCLA, (ii) any petroleum or petroleum products, (iii) radioactive materials, urea formaldehyde, asbestos and PCBs and (iv) any other chemical substance or waste that is regulated by any Governmental Entity under any Environmental Law.

“Hedge” means any future derivative, swap, collar, put, call, cap, option or other contract that is intended to benefit from, relate to, or reduce or eliminate the risk of fluctuations in interest rates, basis risk or the price of commodities, including Hydrocarbons.

“Hydrocarbons” means oil, gas, other liquid or gaseous hydrocarbons, or any of them or any combination thereof, and all products and substances extracted, separated, processed and produced therefrom.

“Imbalances” means gas production, pipeline, storage, processing or other imbalance attributable to substances produced from the LP Oil and Gas Properties.

“Knowledge” of LP Sellers (or similar references to LP Sellers’ knowledge) means all information of which either the Chief Executive Officer, President and Chief Operating Officer, Senior Vice President, Operations and the Executive Vice President and Chief Financial Officer, of LP Sellers, have actual knowledge. Knowledge of Buyer (or similar references to Buyer’s knowledge) means all information of which either the Chief Executive Officer, President and Chief Operating Officer, Senior Vice President, Operations and the Executive Vice President and Chief Financial Officer, of LP Sellers, have actual knowledge.

“Laws” means all statutes, rules, regulations, ordinances, orders, and codes of Governmental Authorities.

“Leases” means oil, gas or mineral leases, leasehold estates, operating rights and other rights authorizing the owner thereof to explore or drill for and produce Hydrocarbons and other minerals, contractual rights to acquire any such of the foregoing interest, which have been earned by performance, and fee mineral, royalty and overriding royalty interest, net profits interest, production payments and other interest payable out of Hydrocarbon production, in each case, in which LP Sellers have an interest.

“Lender” means the lenders party to the Credit Facility.

“Lien” means any claim, lien, mortgage, security interest, pledge, charge, option, right-of-way, easement, encroachment, or encumbrance of any kind.

“Material Adverse Effect” means any change, development, or effect (individually or in the aggregate) which is, or is reasonably likely to be, materially adverse (i) to the business, assets, results of operations or condition (financial or otherwise) of a party, or (ii) to the ability of a party to perform on a timely basis any material obligation under this Agreement or any agreement, instrument, or document entered into or delivered in connection herewith; provided, however, that changes, developments or effects relating to (x) the economy in general (including any effects on the economy arising as a result of acts of terrorism or the credit markets), (y) changes in Hydrocarbon commodity prices or other changes affecting the U.S. oil and gas industry generally, or (z) the announcement of the transactions contemplated hereby, shall not be deemed to constitute a Material Adverse Effect with respect to LP Sellers and shall not be considered in determining whether a Material Adverse Effect has occurred with respect to LP Sellers.

“Net Revenue Interest” means an interest (expressed as a percentage or decimal fraction) in and to all Hydrocarbons produced and saved from or attributable to an Oil and Gas LP Property.

“Permits” means licenses, permits, franchises, consents, approvals, variances, exemptions, and other authorizations of or from Governmental Entities.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, enterprise, unincorporated organization, or Governmental Entity.

“Proceedings” means all proceedings, actions, claims, suits, investigations, and inquiries by or before any arbitrator or Governmental Entity.

“Reasonable Best Efforts” means a party’s reasonable best efforts in accordance with reasonable commercial practice; provided, however, no party shall be required to file or threaten litigation in order to have performed “Reasonable Best Efforts”.

“Retained Obligations” means LP Sellers’ obligations and liabilities (i) under the Credit Facility or any amounts that may be due and owing LP Sellers’ officers, employees or owners, (ii) with respect to the LP Excluded Assets, or (iii) with respect to royalties, and Taxes attributable to the LP Properties for all periods prior to the Effective Date.

“Securities Act” shall mean the Securities Act of 1933, as amended, and all rules and regulations under such Act.

“LP Sellers Disclosure Schedule” shall mean a schedule delivered by LP Sellers to Buyer on the date hereof which sets forth additional information regarding the representations and warranties of LP Sellers contained herein and information called for hereby.

“Tax Returns” mean any return, report, statement, form or similar statement required to be filed with respect to any Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Taxes.

“Tax” or “Taxes” means any income taxes or similar assessments or any sales, excise, occupation, use, ad valorem, property, production, severance, transportation, employment, payroll, franchise, or other tax imposed by any United States federal, state, or local (or any foreign or provincial) taxing authority, including any interest, penalties, or additions attributable thereto.

“Working Interest” means the percentage of costs and expenses attributable to the maintenance, development and operation of an Oil and Gas LP Property.

Section 13.2.   Certain Additional Defined Terms.  In addition to such terms as are defined in the preamble to this Agreement and in Section 14.1, the following terms are used in this Agreement as defined in the Articles or Sections set forth opposite such terms:

Defined Term	Reference
Accounting Dispute	Section 2.3(c)
Accounting Referee	Section 2.3(c)
Adjusted Purchase Price	Section 2.1
Allocated Value	Section 8.1(c)(i)
Assignment	Section 9.1(f)
Buyer’s Environmental Consultant	Section 8.2(a)
Buyer’s Environmental Review	Section 8.2(a)
Buyer’s Losses	Section 11.2
LP Closing	Article III
LP Closing Date	Article III
Cure Period	Section 8.4(c)
Defect Dispute	Section 8.3
Defects Escrow	Section 8.4(c)
Defects Escrow Agent	Section 8.4(c)
Defects Escrow Agreement	Section 8.4(c)
Defensible Title	Section 8.1(d)(i)
Environmental Defect	Section 8.2(e)(i)
Environmental Defect Notice	Section 8.2(c)
Environmental Defect Value	Section 8.2(e)(ii)
Environmental Information	Section 8.2(b)
Examination Period	Section 8.1(a)
LP Excluded Assets	Section 1.2
Indemnified Party	Section 11.5
Indemnifying Party	Section 11.5
Independent Expert	Section 8.3
Notice Period	Section 11.5
LP Oil and Gas Properties	Section 1.1
Permitted Encumbrances	Section 8.1(d)(ii)
Post-LP Closing Defect	Section 8.4(c)
LP Properties	Section 1.1
Purchase Price	Section 2.1
Records	Section 1.1(f)
Request Date	Section 2.3(c)
Rules	Section 8.3
LP Sellers’ Losses	Section 11.3
Suspended Proceeds	Section 7.11
Survival Date	Section 11.2(b)

Section 13.3.        References, Titles and Construction.

(a)           All references in this Agreement to articles, sections, subsections and other subdivisions refer to corresponding articles, sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise.

(b)           Titles appearing at the beginning of any of such subdivisions are for convenience only and shall not constitute part of such subdivisions and shall be disregarded in construing the language contained in such subdivisions.

(c)           The words “this Agreement”, “this instrument”, “herein”, “hereof”, “hereby”, “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

(d)           Words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.  Pronouns in masculine, feminine and neuter genders shall be construed to include any other gender.

(e)           Unless the context otherwise requires or unless otherwise provided herein, the terms defined in this Agreement which refer to a particular agreement, instrument or document also refer to and include all renewals, extensions, modifications, amendments or restatements of such agreement, instrument or document, provided that nothing contained in this subsection shall be construed to authorize such renewal, extension, modification, amendment or restatement.

(f)            Examples shall not be construed to limit, expressly or by implication, the matter they illustrate.

(g)           The word “or” is not intended to be exclusive and the word “includes” and its derivatives means “includes, but is not limited to” and corresponding derivative expressions.

(h)           No consideration shall be given to the fact or presumption that one party had a greater or lesser hand in drafting this Agreement.

(i)            All references herein to “$” or “dollars” shall refer to U.S. Dollars.

(j)            Exhibits A, B, C, and D and Schedules 2.5, 4, and 12.10 are attached hereto.  Each such Exhibit and Schedule is incorporated herein by reference for all purposes and references to this Agreement shall also include such Exhibit or Schedule unless the context in which used shall otherwise require.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement is executed by the parties hereto on the date set forth above.

LP SELLERS:

LINN ENERGY HOLDINGS, LLC, a
Delaware limited liability company

By:	/s/ Mark E. Ellis
Name: Mark E. Ellis
Title: President and Chief Operating Officer

MARATHON 85-II LIMITED
PARTNERSHIP a West Virginia limited
partnership

By:	Linn Energy Holdings, LLC, General
Partner

By:	/s/ Mark E. Ellis
Mark E. Ellis, President and Chief Operating Officer

MARATHON 85-III LIMITED PARTNERSHIP, a West Virginia limited partnership

By:	Linn Energy Holdings, LLC, General
Partner

By:	/s/ Mark E. Ellis
Mark E. Ellis, President and Chief Operating Officer

SIGNATURE PAGE TO ASSET PURCHASE AND SALE AGREEMENT- Appalachia Region

BUYER:

XTO ENERGY INC., a Delaware corporation

By:	/s/ Vaughn O. Vennerberg, II
Vaughn O. Vennerberg, II, Senior Executive Vice President & Chief of Staff

SIGNATURE PAGE TO ASSET PURCHASE AND SALE AGREEMENT- Appalachia Region

EXHIBIT A-1

LEASES

EXHIBIT A-2

RIGHTS OF WAY

EXHIBIT A-3

MINERAL TRACTS

EXHIBIT A-4

REAL PROPERTY

EXHIBIT A-5

VEHICLE LIST

EXHIBIT B

LP EXCLUDED ASSETS

EXHIBIT B-1

FIELD OFFICE

EXHIBIT B-2

EQUIPMENT

EXHIBIT B-3

VEHICLES

EXHIBIT C

ALLOCATION OF PURCHASE PRICE

EXHIBIT D

FORM OF ASSIGNMENT

THE STATE OF [KENTUCKY/PENNSYLVANIA/VIRGINIA/WEST VIRGINIA]

COUNTIES OF

ASSIGNMENT AND BILL OF SALE

[MARATHON 85-II LIMITED PARTNERSHIP/ MARATHON 85-III LIMITED PARTNERSHIP], a West Virginia limited partnership, (“Grantor”), for Ten Dollars and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledge), does hereby SELLS and ASSIGNS unto XTO ENERGY INC., a Delaware corporation (herein called “Grantee”), whose address is                                                 , all of Grantor’s right, title and interests in and to the following:

1.1           All right, title and interest of Grantor in and to the Leases described on Exhibit A attached hereto and made a part hereof for all purposes (and any ratifications and/or amendments to such Leases, whether or not such ratifications or amendments are described on such Exhibit A);

1.2           Without limitation of the foregoing but subject to the provisions in this Assignment and Bill of Sale regarding Excluded LP Properties, all other right, title and interest (of whatever kind or character, whether legal or equitable, and whether vested or contingent) of Grantor in and to the oil, gas, and other minerals in and under or that may be produced from the lands described in Exhibit A hereto or described in any of the Leases described on such Exhibit A (including interests in Leases, overriding royalties, production payments and net profits interests in such lands or such Leases, and fee mineral interests, fee royalty interests, and other interests in so far as they cover such lands), even though Grantor’s interests therein may be incorrectly described in, or omitted from, such Exhibit A;

1.3           All rights, titles and interests of Grantor in and to, or otherwise derived from, all presently existing and valid oil, gas, or mineral unitization, pooling, or communitization agreements, declarations, and/or orders and in and to the properties covered and the units created thereby (including all units formed under orders, rules, regulations, or other official acts of any federal, state, or other authority having jurisdiction, voluntary unitization agreements, designations and/or declarations) relating to the properties described in paragraphs  1.1 and 1.2  (b) above;

1.4           All rights, titles, and interests of Grantor in and to the Material Contracts and all presently existing and valid production sales (and sales related) contracts, operating agreements, and other agreements and contracts which relate to any of the properties described in paragraphs 1.1, 1.2 and 1.3 above, or which relate to the exploration, development, operation, or maintenance thereof or the treatment, storage, transportation or marketing of production therefrom (or allocated thereto);

1.5           All rights, titles, and interests of Grantor in and to all materials, supplies, machinery, equipment, improvements and other personal property and fixtures (including all wells, wellhead equipment, pumping units, flowlines, tanks, buildings, injection facilities, saltwater disposal facilities, compression facilities, gathering systems, and other equipment), and all easements, rights-of-way, surface leases and other surface rights, all Permits and licenses, and all other appurtenances being used or held for use in connection with, or otherwise related to, the exploration, development, operation or maintenance of any of the properties described in paragraphs 1.1, 1.2 and 1.3 above, or the treatment, storage, transportation, or marketing of production therefrom (or allocated thereto); and

1.6           Subject to any third party rights, all of Grantor’s lease files, title opinions, production records, well files, accounting records (but not including general financial and accounting records attributable to Grantor or Grantor’s business), seismic records and surveys, gravity maps, electric logs, geological or geophysical data and records, and other files, documents and records of every kind and description which relate to the properties described above (the “Records”); provided, however that Grantor may retain copies of any or all of the Records;

The properties, rights and interests specified in the foregoing paragraphs 1.1 through 1.6 exclusive of the Excluded LP Properties (defined below), are herein sometimes collectively called the “Subject LP Properties.”

Any provision contained in this Assignment and Bill of Sale notwithstanding, the Subject LP Properties do not include, and there is hereby expressly excepted and excluded therefrom and reserved to Grantor, all other assets, properties, and business of Grantor, including the following:

2.1           Any accounts receivable or accounts payable accruing before the Effective Date;

2.2           All of Grantor’s right, title, and interest in any oil, gas, or mineral Leases, overriding royalties, production payments, net profits interests, fee mineral interests, fee royalty interests and other interests in oil, gas, and other minerals not expressly included in the definition of LP Oil and Gas Properties and all oil, gas or other hydrocarbon production from or attributable to the Subject LP Properties with respect to all periods prior to the Effective Date, all proceeds attributable thereto, and all Hydrocarbons that, at the Effective Date, are owned by Grantor and are in storage or within processing plants;

2.3           Any rebate or refund of costs, Taxes, or expenses borne by Grantor or Grantor’s predecessors in title attributable to periods prior to the Effective Date;

2.4           Any and all proceeds from the settlements of contract disputes with purchasers of Hydrocarbons from the Subject LP Properties, including settlement of take-or-pay disputes, insofar as said proceeds are attributable to periods of time prior to the Effective Date;

2.5           Any and all proceeds from settlements with regard to reclassification of oil or gas produced from the Subject LP Properties, insofar as said proceeds are attributable to periods of time prior to the Effective Date;

2.6           All contracts of insurance or indemnity;

2.7           All claims (including insurance claims) and causes of action of Grantor against one or more third parties arising from acts, omission, or events occurring prior to the Effective Date and all claims under any joint interest audit attributable to any period prior to the Effective Date;

2.8           All limited liability company, financial, tax, and legal (other than title) books and records of Grantor;

2.9           Any geological, geophysical or seismic data, materials, or information, including maps, interpretations, records, or other technical information related to or based upon any such data, materials or information, and any other asset, data, materials, or information, the transfer of which is restricted or prohibited under the terms of any third party license, confidentiality agreement, or other agreement or the transfer of which would require the payment of a fee or other consideration to any third party; provided, however, that if any such data, materials, or information is transferable upon payment of a fee or other consideration, and if Buyer has paid such fee or other consideration prior to the LP Closing Date, then such data, materials, or information shall be transferred to Buyer;

2.10         All share drive and accounting servers related to the Subject LP Properties regardless of where such servers are located;

2.11         All of Grantor’s accounting or other administrative systems, computer software, patents, trade secrets, copyrights, names, trademarks, logos, and other intellectual property;

2.12         All documents and instruments of Grantor that may be protected by an attorney-client privilege (exclusive of title opinions in respect of the LP Oil and Gas Properties and all documents and instruments related to any matters in Grantor’s Disclosure Schedule);

2.13         All of the other properties, interests and assets described on Exhibit B, together with any rights, liabilities, or obligations associated with such assets;

2.14         The Existing Hedges and all hedging transactions and any gains or losses attributable to any hedging activities, whether occurring before or after the Effective Date;

2.15         Any other right or interest in and to the Subject LP Properties to the extent attributable to the period prior to the Effective Date;

2.16         All bonds, letters of credit and guarantees if any, posted by Grantor or any Affiliate with any Governmental Authority or third person and relating to the Subject LP Properties;

2.17         All (a) correspondence or other documents or instruments of Grantor relating to the transactions contemplated hereby, (b) lists of other prospective purchasers of Grantor or the Subject LP Properties compiled by Grantor, (c) bids submitted to Grantor by other prospective purchasers of Grantor or the Subject LP Properties, (d) analyses by Grantor or any Affiliates thereof submitted by other prospective purchasers of Grantor or the Subject LP Properties and (e) correspondence between or among Grantor or its Affiliates or their respective representatives with respect to, or with, any other prospective purchasers from Grantor or the Subject LP Properties; and

2.18         All assets associated with Grantor’s Affiliate, Mid Atlantic Well Service, Inc. and its operations.

The properties and interests specified in the foregoing paragraphs 2.1 through 2.18 are herein collectively called the “Excluded LP Properties”.  It is understood that certain of the Excluded LP Properties may not be embraced by the term “Subject LP Properties”.  The fact that certain assets have been expressly excluded is not intended to suggest that had they not been excluded they would have constituted Subject LP Properties and may not be used to interpret the meaning of any word or phrase used in describing the Subject LP Properties.

This Assignment and Bill of Sale is made by Grantor and accepted by Grantee subject to all matters shown of record in                      Counties, [Kentucky/Pennsylvania/Virginia/West Virginia], and the other public records of that State.

This Assignment and Bill of Sale is made subject to that certain Limited Partnership Asset Purchase and Sale Agreement (the “Agreement”) between Grantor and Grantee dated                                             .  The Agreement contains certain representations, warranties, covenants, indemnities and agreements between the parties, some of which may survive the delivery of this Assignment and Bill of Sale, as more particularly provided for therein, but third parties may conclusively rely on this Assignment and Bill of Sale to vest title to the Subject LP Properties in Grantee.  The Agreement also contains certain defined terms which are used in this Assignment and Bill of Sale with the same meaning as set out in this Assignment and Bill of Sale.

EXCEPT AS SET OUT IN SECTION 4.1 OF THE AGREEMENT, THIS ASSIGNMENT AND BILL OF SALE IS MADE BY GRANTOR AND ACCEPTED BY GRANTEE WITHOUT ANY WARRANTY OF TITLE, EXPRESS OR IMPLIED.  IN ADDITION, GRANTOR EXPRESSLY DISCLAIMS ANY AND ALL REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE,  WITHOUT LIMITATION OF THE FOREGOING, THE SUBJECT LP PROPERTIES ARE CONVEYED PURSUANT HERETO WITHOUT ANY WARRANTY OR REPRESENTATION WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, RELATING TO THE CONDITION, QUANTITY, QUALITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO THE MODELS OR SAMPLES OF MATERIALS OR MERCHANTABILITY OF ANY EQUIPMENT OR ITS FITNESS FOR ANY PURPOSE, AND WITHOUT ANY OTHER EXPRESS, IMPLIED, STATUTORY OR OTHER WARRANTY OR REPRESENTATION WHATSOEVER.  GRANTEE HAS INSPECTED, OR WAIVED GRANTEE’S RIGHT TO INSPECT, THE SUBJECT LP PROPERTIES FOR ALL PURPOSES AND SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, INCLUDING BUT NOT LIMITED TO CONDITIONS SPECIFICALLY RELATED TO THE PRESENCE, RELEASE OR DISPOSAL OF HAZARDOUS SUBSTANCES, SOLID WASTES OR NATURALLY OCCURRING RADIOACTIVE MATERIALS (“NORM”).  GRANTEE IS RELYING SOLELY UPON ITS OWN

INSPECTION OF THE SUBJECT LP PROPERTIES, AND GRANTEE SHALL ACCEPT ALL OF THE SAME IN THEIR “AS IS, WHERE IS” CONDITION.  ALSO WITHOUT LIMITATION OF THE FOREGOING, GRANTOR MAKES NO WARRANTY OR REPRESENTATION, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AS TO THE ACCURACY OR COMPLETENESS OF ANY DATA, REPORTS, RECORDS, PROJECTIONS, INFORMATION OR MATERIALS NOW, HERETOFORE OR HEREAFTER FURNISHED OR MADE AVAILABLE TO GRANTEE IN CONNECTION WITH THIS ASSIGNMENT INCLUDING, WITHOUT LIMITATION, RELATIVE TO PRICING ASSUMPTIONS, OR QUALITY OR QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE SUBJECT LP PROPERTIES OR THE ABILITY OR POTENTIAL OF THE SUBJECT PROPERTIES TO PRODUCE HYDROCARBONS OR THE ENVIRONMENTAL CONDITION OF THE SUBJECT LP PROPERTIES OR ANY OTHER MATTERS CONTAINED IN THE MATERIALS FURNISHED OR MADE AVAILABLE TO GRANTEE BY GRANTOR OR BY GRANTOR’S AGENTS OR REPRESENTATIVES.  ANY AND ALL SUCH DATA, RECORDS, REPORTS, PROJECTIONS, INFORMATION AND OTHER MATERIALS (WRITTEN OR ORAL) FURNISHED BY GRANTOR OR OTHERWISE MADE AVAILABLE OR DISCLOSED TO GRANTEE ARE PROVIDED AS A CONVENIENCE AND SHALL NOT CREATE OR GIVE RISE TO ANY LIABILITY OF OR AGAINST GRANTOR AND ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT GRANTEE’S SOLE RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW.

TO HAVE AND TO HOLD the Subject LP Properties unto Grantee, and its successors and assigns, forever, subject as aforesaid.

By acceptance of this Assignment, Grantee has agreed (i) to assume, and to timely pay and perform, all duties, obligations and liabilities relating to the ownership and/or operation of the Subject LP Properties regardless of whether the same accrued or otherwise arose before or after the effective date hereof (including, without limitation, those arising under the contracts and agreements described in subparagraph (c) above), and (ii) to indemnify and hold Grantor, its respective Affiliates, and its or their respective directors, officers, employees, attorneys, contractors and agents harmless from and against any and all claims, actions, causes of action, liabilities, damages, losses, costs or expenses (including, without limitation, court costs and attorneys’ fees) of any kind or character arising out of or otherwise relating to the ownership and/or operation of the Subject LP Properties regardless of whether the same accrued or otherwise arose before or after the effective date hereof.  In connection with (but not in limitation of) the foregoing, it is specifically understood and agreed that such duties, obligations and liabilities shall be deemed to include all matters arising out of the condition of the Subject LP Properties on the effective date hereof (including, without limitation, within such matters all obligations to properly plug and abandon, or replug and re-abandon, wells located on the Subject LP Properties, to restore the surface of the Subject LP Properties and to comply with, or to bring the Subject LP Properties into compliance with, applicable environmental laws, rules, regulations and orders, including conducting any remediation activities which may be required on or otherwise in connection with activities on the Subject LP Properties), regardless of whether such condition or the events giving rise to such condition arose or occurred before or after the effective date hereof, and the assumptions and indemnifications by Grantee provided for in the first sentence of this section shall expressly cover and include such matters.  THE FOREGOING ASSUMPTIONS AND INDEMNIFICATIONS SHALL APPLY WHETHER OR NOT SUCH DUTIES, OBLIGATIONS OR LIABILITIES, OR SUCH CLAIMS, ACTIONS, CAUSES OF ACTION, LIABILITIES, DAMAGES, LOSSES, COSTS OR EXPENSES ARISE OUT OF (i) NEGLIGENCE (INCLUDING SOLE NEGLIGENCE, SINGLE NEGLIGENCE, CONCURRENT NEGLIGENCE, ACTIVE OR PASSIVE NEGLIGENCE, BUT EXPRESSLY NOT INCLUDING GROSS NEGLIGENCE) OF GRANTOR OR ANY OTHER INDEMNIFIED PARTY, OR (ii) STRICT LIABILITY.

Grantor agrees to execute and deliver to Grantee, from time to time, such other and additional instruments, notices, division orders, transfer orders and other documents, and to do all such other and further acts and things as may be necessary to more fully and effectively grant, convey and assign to Grantee the Subject LP Properties.

This Assignment is being executed in several counterparts all of which are identical, except that, to facilitate recordation, certain counterparts hereof may contain only that portion of Exhibit A which contains specific descriptions of the Subject LP Properties located in the recording jurisdiction in which the particular counterpart is to be recorded.  All of such counterparts together shall constitute one and the same instrument.  Complete copies of this Assignment containing the entire Exhibit A have been recorded in  County, [Kentucky/Pennsylvania/Virginia/West Virginia] and retained by Grantor and Grantee.

IN WITNESS WHEREOF this Assignment has been executed by the parties hereto on the dates of their respective acknowledgments effective as to runs of oil and deliveries of gas, and for all other purposes, as of 7:00 a.m. local time at the locations of the Subject LP Properties, respectively, on April 1, 2008 (the “Effective Date”).

“GRANTOR”

MARATHON 85-II LIMITED PARTNERSHIP, a West Virginia limited partnership

By; Linn Energy Holdings, LLC, General Partner

By:
Name:
Title:

MARATHON 85-III LIMITED PARTNERSHIP, a West Virginia limited partnership

By: Linn Energy Holdings, LLC, General Partner

By:
Name:
Title:

“GRANTEE”

XTO ENERGY INC., a Delaware corporation

By:
Name:
Title:

[ACKNOWLEDGMENTS]